SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
SCHEDULE 13D
(Rule 13d-101)
Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And
Amendments Thereto Filed Pursuant To Rule 13d-2(A)
(Amendment No. 2)*
Ideation Acquisition Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
451665 10 3

(CUSIP Number)
Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19801
(310) 694-8150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451665 10 3	Page	2	of	11

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,188,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,188,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,188,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Frost Gamma owns 3,188,800 shares (including 1,470,000 warrants and options “as converted”).

CUSIP No.	451665 10 3	Page	3	of	11

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,188,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,188,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,188,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Frost Gamma owns 3,188,800 shares (including 1,470,000 warrants and options “as converted”).

CUSIP No.	451665 10 3	Page	4	of	11

1	NAMES OF REPORTING PERSONS The Frost Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	451665 10 3	Page	5	of	11
     This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”). This Amendment is filed by Phillip Frost, M.D., Gamma Trust and The Frost Group, LLC (collectively, the “Reporting Persons”) pursuant to the Amended and Restated Joint Filing Agreement, dated April 13, 2009 as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.6 to this Amendment.)
Item 2. Identity and Background.
     Item 2 is deleted in its entirety and replaced with the following text.
     This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida and the controlling member of Frost Group (“Gamma Trust”), and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Frost Group, Gamma Trust and Dr. Frost are collectively referred to herein as the Reporting Persons. The Gamma Trust owns approximately 84% of the membership interests of the Frost Group. The sole trustee of the Gamma Trust is Dr. Frost. The sole beneficiary of the Gamma Trust is the Frost Gamma L.P. The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.
     Each of Frost Group and Gamma Trust are entities formed for the purpose of making and holding investments. The officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Dr. Rao Uppaluri, Vice President and Treasurer, and Dr. Jane Hsiao, Vice President. Dr. Frost is a United States citizen who serves as the Chairman of the Issuer.
     Dr. Frost’s principal occupation is Chairman and Chief Executive Officer of Opko Health, Inc. Mr. Steven D. Rubin’s principal occupation is Executive Vice President of Opko Health, Inc. Dr. Rao Uppaluri’s principal occupation is Senior Vice President and Chief Financial Officer of Opko Health, Inc. Dr. Jane Hsiao’s principal occupation is Vice-Chairman and Chief Technical Officer of Opko Health, Inc.
     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired an aggregate of 55,000 Shares of Common Stock, for investment purposes, in two separate transactions on December 19, 2008 and April 2, 2009 as follows: (1) 50,000 shares on December 19, 2008 at $7.15 per share, and (2) 5,000 shares on April 2, 2009 at $7.55 per share. The source of funds used in both transactions consists of working capital of Gamma Trust.
     The source of funds for the acquisition of all shares of common stock in connection with Forward Contracts defined below beneficially owned by the Reporting Persons will be the working capital of Frost Group, its affiliates or others.

CUSIP No.	451665 10 3	Page	6	of	11
Item 4. Purpose of Transaction.
     Item 4 is deleted in its entirety and replaced with the following text:
     (a) In connection with the proposed redomestication and business combination described in the Agreement and Plan of Merger, Conversion and Share Exchange dated March 31, 2009 (the “Share Exchange Agreement”) by and among Ideation, ID Arizona Corp., SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, and Shanghai Jingli Advertising Co. Ltd., and certain shareholders and warrantholders of SearchMedia International Limited, Ideation will schedule a special meeting of its stockholders to vote upon the redomestication and business combination and other proposals. Ideation plans to complete a short-form merger pursuant to which it will merge with and into ID Arizona Corp. (“ID Arizona”) with ID Arizona surviving the merger. After the short-form merger, ID Arizona will become a Cayman Islands exempted company, SearchMedia Holdings Limited, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The merger, conversion and continuation discussed above is referred to as the redomestication. The redomestication will change Ideation’s domicile from Delaware to the Cayman Islands. After the redomestication, shareholders, warrantholders and option holders of SearchMedia International Limited will receive similar securities of SearchMedia Holdings Limited in a series of transactions referred to as the business combination. Commencing on April 1, 2009 and continuing until no later than 4:30 p.m. Eastern standard time on the day that is two business days before the Ideation stockholders’ special meeting, Frost Group, through itself, its affiliates or others, will purchase and/or enter into contracts (“Forward Contracts”) to purchase shares of Ideation common stock in the open market or in privately negotiated transactions up to an expenditure of $18.25 million. The Reporting Persons will acquire the shares of common stock to increase the likelihood of the satisfaction of the requirements that the holders of a majority of the Ideation initial public offering shares (“IPO Shares”) present in person or represented by proxy and entitled to vote on a business combination vote in Ideation’s favor and that holders of fewer than 30% of the IPO Shares vote against a business combination and demand conversion of their IPO Shares into cash where it appears that such requirements would otherwise not be met. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock or warrants which they now own or may hereafter acquire.
     (b) See Item 4(a) above.
     (c) See Item 4(a) above.
     (d) As a stockholder in Ideation, the Reporting Persons will be asked to vote upon a proposal to eliminate the classified board currently authorized in the Ideation Certificate of Incorporation. The Reporting Persons will also be asked to vote on proposals to approve the Share Exchange Agreement and related transactions. Upon the consummation of the business combination proposed in the Share Exchange Agreement, the SearchMedia Holdings Limited board of directors will consist of nine directors, of which the SearchMedia International Limited shareholders will designate five directors and the Ideation representative will designate four directors. Of the five directors and four directors designated respectively, at least four and two, respectively, shall be “independent directors” as defined in the rules and regulations of the NYSE Amex LLC, formerly known as the American Stock Exchange (the “NYSE Amex”).

CUSIP No.	451665 10 3	Page	7	of	11
     (e) As a stockholder in Ideation, the Reporting Persons will be asked to vote upon the proposal to approve the authorization in SearchMedia Holdings Limited’s Memorandum of Association of 1,000,000,000 ordinary shares, as compared to 51,000,000 shares of capital stock currently authorized in Ideation’s Certificate of Incorporation.
     (f) See Item 4(a) above.
     (g) See Item 4(a), (b) and (e) above.
     (h) Upon consummation of the transactions related to the Share Exchange Agreement, Ideation intends to reapply to the NYSE Amex in order for the ordinary shares, warrants and units of SearchMedia Holdings Limited to maintain their listing on the NYSE Amex. It is unclear, in the event the business combination is consummated, whether SearchMedia Holdings Limited will meet the requirements for continued listing.
     (i) This subsection of Item 4 is not applicable.
     (j) This subsection of Item 4 is not applicable.
Item 5. Interest in Securities of the Issuer.
     Item 5 is deleted in its entirety and replaced with the following text:
     (a) The Reporting Persons is the beneficial owner of 3,188,800 shares of Common Stock of the Issuer. This figure includes the right to acquire 1,470,000 shares of Common Stock pursuant to 1,470,000 Warrants held by the Reporting Persons each convertible into one share of Common Stock. The reporting persons is the beneficial owner of 22.83% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 13,970,000 shares of Common Stock outstanding as of March 31, 2009, including the 1,470,000 shares of Common Stock which the Reporting Persons have the right to acquire pursuant to the Warrants or Options. As described in Item 4 above and in the proxy statement/prospectus of the Issuer dated March 31, 2009, as the same may be amended or supplemented, the Reporting Persons may purchase shares of common stock up to an aggregate value of $18.25 million. Based upon the purchases, the Reporting Persons along with Ideation and proxies delivered by Ideation stockholders may have sole voting power with respect to approximately 30% of the outstanding common stock.
     (b) Each Reporting Person has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 3,188,800 shares of Common Stock of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The shares acquired pursuant to the Share Exchange Agreement will be purchased by Frost Group, its affiliates or others. Gamma Trust is the controlling member of Frost Group. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to be the beneficial owner of the shares held by any other Reporting Person.

CUSIP No.	451665 10 3	Page	8	of	11
     The filling of this statement shall not be construed as an admission that either of the Reporting Persons is, for the Purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the statement.
     (c) Transactions in the Issuer’s securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security

04/02/09	5,000 Shares of Common Stock	Open Market Purchase	$7.55 per Share
     (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended by adding the following paragraph to the end of the item:
     As described in Item 4 above and in the proxy statement/prospectus of Ideation and ID Arizona Corp. dated March 31, 2009, as the same may be amended or supplemented, the Reporting Persons are required to purchases shares of common stock of the Issuer pursuant to the Share Exchange Agreement.
     Commencing on April 1, 2009 and continuing until no later than 4:30 p.m. Eastern standard time on the day that is two business days before the Ideation stockholders meeting, Frost Group, through itself, its affiliates or others, will purchase and/or enter into Forward Contracts to purchase shares of Ideation common stock in the open market or in privately negotiated transactions in an amount equal to the lesser of an (i) aggregate expenditure of $18.25 million or (ii) an amount that, when combined with certain purchases by Ideation, and proxies delivered by Ideation stockholders approving the business combination, would result in the adoption and approval of the Share Exchange Agreement and that would result in SearchMedia Holdings Limited having at least $18.25 million in its trust account immediately after the closing of the business combination (before payment of expenses). To the extent that Frost Group, through itself, its affiliates or others, is unable to satisfy its commitment, Ideation agreed to sell shares of Ideation common stock at a per share price of $7.8815 to Frost Group, its affiliates or others as necessary to remedy such shortfall.
     If less than $55,170,500 remains in the SearchMedia Holdings Limited trust account after the closing of the Forward Contracts and the payments to the SearchMedia Holdings Limited shareholders who have exercised their rights to convert their SearchMedia Holdings Limited ordinary shares, each Ideation share purchased by Frost Group and its affiliates and other non-affiliates as discussed above shall be repurchased by SearchMedia Holdings Limited in exchange for one SearchMedia Holdings Limited Series A preferred share and a warrant to purchase twenty-five percent (25%) of an ordinary share of SearchMedia Holdings Limited. Such repurchase shall occur immediately before the closing of the business combination, subject to the holder executing and delivering a repurchase agreement including customary registration rights. The exercise price of such warrants shall be $7.8815.

CUSIP No.	451665 10 3	Page	9	of	11
Item 7. Material to be Filed as Exhibits.
     Item 7 is amended by adding the following exhibits to the end of the item:

Exhibit 99.6.	Amended and Restated Joint Filing Agreement, dated April 13, 2009 by the Reporting Persons.

Exhibit 99.7.	Agreement and Plan of Merger, Conversion and Share Exchange by and among Ideation Acquisition Corp., ID Arizona Corp., SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, and Shanghai Jingli Advertising Co. Ltd., and certain shareholders and warrantholders of SearchMedia International Limited, among others (incorporated by reference to Exhibit 2.1 to the Form S-4 filed by ID Arizona Corp. on March 31, 2009).

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
Dated: April 13, 2009	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

THE FROST GROUP, LLC
Dated: April 13, 2009	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

EXHIBIT 99.6
AMENDED AND RESTATED
JOINT FILING AGREEMENT
     This Amended and Restated Joint Filing Agreement, dated April 13, 2009 (the “New Joint Filing Agreement”) replaces the Joint Filing Agreement filed as Exhibit 99.1 to the Schedule 13D filed on December 6, 2007 by Frost Gamma Investments Trust and Dr. Phillip Frost. In this New Joint Filing Agreement, the undersigned hereby agree that this Amendment No. 2 amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, and any amendments thereto filed by any of us, with respect to the stock of Ideation Acquisition Corp., described in this document, signed by each of the undersigned, shall be filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 13, 2009	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Dated: April 13, 2009	THE FROST GROUP, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Dated: April 13, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually